Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

The Entergy-ITC Transaction is Structured to Preserve ITC’s Independent Business Model

The proposed divestiture of Entergy Corporation’s (“Entergy”) operating companies’ electric transmission business and the merger of this business with a newly-created subsidiary of ITC Holdings Corp. (“ITC”) are structured to ensure ITC’s continued independence and transmission-only business model, and in this way, provide for the fully independent ownership of the former Entergy transmission business. Specific elements in place to ensure independence are as follows:

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ITC Stock Ownership: To help assure that ITC remains an independent transmission company, ITC’s Articles of Incorporation, consistent with FERC’s independence requirements, generally limit any individual shareholder that is also a market participant[1] from owning more than 5% of the outstanding stock of ITC. This limit applies to all ITC shareholders, including the Entergy shareholders that will receive ITC stock upon the transaction close.

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Entergy Shareholders’ Ownership of ITC: Upon the transaction closing, Entergy’s shareholders – and not Entergy itself – will own 50.1% of the outstanding stock of ITC on the day of close of the transaction. Entergy’s shareholder base includes both institutional funds and individual retail investors, which is generally the same shareholder base as ITC. The 5% market participant ownership limitation applies to current and future shareholders to ensure limitations on market participant ownership designed to protect the independent model that ITC employs.

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Former Entergy Employees: Following completion of the transaction, approximately 750 current Entergy personnel will become employees of ITC. These employees will be required to divest themselves of any direct financial interest in a market participant, including ownership of Entergy stock, within the FERC-approved timeframe.

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Management: Once the merger is completed, Entergy will not be in the transmission business and won’t have any authority in the management and/or operations of the combined business. ITC’s management team will lead the new transmission business. Certain former leadership personnel from the Entergy transmission business will join the ITC management team, which will help to ensure a successful transition and continuity of operations.

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Board of Directors: ITC’s Board of Directors (not Entergy or the Entergy shareholders that will receive ITC stock) will appoint two new independent directors to the ITC Board. ITC will look to appoint Board members who have transmission industry knowledge and familiarity with the region in which the Entergy operating companies operate. All ITC Directors are prohibited from having direct financial interests in market participants and that prohibition will apply to the new independent directors to be appointed to the ITC Board.

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Market participant is defined as “(i) Any entity that, either directly or through an affiliate, sells or brokers electric energy, or provides ancillary services to the Regional Transmission Organization, unless the Federal Energy Regulatory Commission finds that the entity does not have economic or commercial interests that would be significantly affected by the Regional Transmission Organization’s actions or decisions; and (ii) Any other entity that the Commission finds has economic or commercial interests that would be significantly affected by the Regional Transmission Organization’s actions or decisions.” 18 CFR §35.34(b)(2).

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Operations during Transition: It is common in a transaction like this that the new owners contract with the former owners for certain services during a limited transition period in order to assure the efficient and reliable operation of the transmission facilities. Should such an agreement be used in this instance, it will be designed to comply with FERC’s independence requirements for ITC and will require approval by the FERC.

Cautionary Language Concerning Forward-Looking Statements

This document contains certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Participants in this Transaction

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011